Firefly Neuroscience, Inc.

1100 Military Road

Kenmore, NY 14217

February 11, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Matthew Crispino

Re:	Firefly Neuroscience, Inc. Registration Statement on Form S-1 File No. 333-284782

Dear Matthew Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Firefly Neuroscience, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Thursday, February 13, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully, Firefly Neuroscience, Inc.

By:	/s/ Greg Lipschitz
Greg Lipschitz
Interim Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.